Phoenix Life Insurance Company

Customer Care Center

P.O. Box 22012

Albany, NY 12201

www.phoenixwm.com

1-800-541-0171

February 11, 2014

Re: Your variable annuity contract or variable universal life insurance policy issued by Phoenix Life Insurance Company

Dear Valued Customer:

Background. As Phoenix Life Insurance Company (the “Company” or “we”) previously disclosed to you, we have determined that the Company’s previously issued audited financial statements for the years ended December 31, 2011, 2010 and 2009, prepared on the basis of U.S. Generally Accepted Accounting Principles (“GAAP”), should no longer be relied upon and should be restated because of certain errors in those financial statements.

As a result of the GAAP restatement, the Company has been unable to update its registration statements for products offered under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”), with the Company’s current GAAP financial information and related disclosure. The Company has not sold to any new contract owners any SEC-registered annuity and life insurance contracts since September, 2012. Existing contract owners at that time, however, have been permitted to exercise rights provided by their contracts, including the right to make additional premium payments into these SEC-registered annuity and life insurance contracts.

In May, 2013, contract owners were mailed the audited financial statements for the year ended December 31, 2012 for the separate account(s) in which their contract values were invested, as those financial statements are not affected by the Company’s GAAP restatement process.

Discussions with SEC staff regarding failure to timely file Forms 10-Q and 10-K under the Securities Exchange Act of 1934

The Phoenix Companies, Inc. (“PNX”), the parent of the Company, has been engaged in discussions with the staff of the Securities and Exchange Commission (the “SEC”) regarding PNX’s restatement of prior period GAAP financial statements, its failure to timely file the periodic reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including its third quarter 2012 Form 10-Q and 2012 Form 10-K (the “Delayed 2012 SEC Reports”) and its first, second and third quarter 2013 Forms 10-Q (the “Delayed 2013 SEC Reports”), and its announced inability to file its 2013 Form 10-K and one or more of its 2014 Forms 10-Q on a timely basis, the failure by PHL Variable Insurance Company (“PHLVIC”), an indirect subsidiary of the Company, to file its corresponding

Insurance and annuities issued by Phoenix Life Insurance Company, East Greenbush, NY, PHL Variable Insurance Company (PHLVIC),

Hartford, CT and Phoenix Life and Annuity Company (PLAC), Hartford, CT. PHLVIC is not authorized to conduct business in NY and ME.

PLAC is not authorized to conduct business in CA, GA, MA, ME, MN, NH, and NY and not authorized to conduct variable universal life insurance business in ID and LA.

Variable products distributed by 1851 Securities, Inc., One American Row, Hartford, CT, 06102.

FebNotice2014-PLIC

delayed SEC reports and the restatement of PHLVIC’s prior period GAAP financial statements. The Company does not have any obligation to file periodic and other reports under the Exchange Act.

The staff has indicated to PNX’s legal counsel that it intends to recommend to the Commissioners of the SEC that enforcement actions be taken with regard to PNX’s failure to file, on a timely basis, the Delayed 2012 SEC Reports and the Delayed 2013 SEC Reports, and PHLVIC’s failure to file its corresponding delayed SEC reports. PNX and PHLVIC have preliminarily agreed to an outline of the terms of a proposed settlement, which is subject to Commission approval, pursuant to which PNX and PHLVIC would agree to the issuance of an Administrative Cease and Desist Order finding violations of provisions of the Exchange Act that require PNX and PHLVIC to file periodic reports to the SEC on an established timetable, and imposing certain civil monetary penalties. In connection with the proposed settlement, PNX would undertake to meet certain filing deadlines with respect to the Delayed 2012 SEC Reports and Delayed 2013 SEC Reports and PHLVIC would undertake similar obligations with respect to its corresponding delayed SEC reports. There can be no certainty that the Commissioners will approve the recommendation of the staff. The staff has indicated to PNX that the matter remains subject to further investigation and potential further regulatory action.

The SEC has a broad range of potential actions that may be taken against PNX and PHLVIC for late filings in addition to the ones noted above, including suspension of trading of PNX’s securities or deregistration of PNX and PHLVIC under the Exchange Act.

Restatement Update and Reliance on Statutory Financial Results

As a result of the GAAP financial statement restatement, certain errors have been found in our financial statements prepared in accordance with Statements of Statutory Accounting Principles (“STAT”) filed with the applicable state insurance regulators. The errors were corrected in subsequent filings with the applicable state insurance regulators. These errors, along with additional errors that may be identified, may materially and adversely impact the 2012 and 2013 unaudited STAT financial statements that have been previously made publicly available by the Company. As a result, the 2012 audited annual STAT financial statements, when completed, may vary from the 2012 unaudited annual STAT results and may result in a decrease in risk based capital. The Company does not believe that the state insurance regulators will deem it necessary to adjust its historical unaudited STAT financial statement filings with the applicable state insurance regulators.

At September 30, 2013, the Company’s statutory surplus and asset valuation reserve was $785.0 million and its risk based capital ratio at that date was estimated to be 349%. As previously disclosed, we expect that the Company’s full year 2012 and first, second and third quarter 2013 unaudited STAT results filed with its domiciliary state insurance regulator can continue to be relied upon, after taking into consideration the $28.0 million of negative net prior period adjustments recorded in the quarter ended September 30, 2013. The Company has not identified any material prior period adjustments that will be reflected in the fourth quarter 2013 statutory financial statements as a result of the GAAP restatement. Due to the differences between STAT and GAAP accounting principles, the STAT adjustments referred to above will not be the same as the adjustments made to the GAAP financial statements as a result of the restatement, and such differences will be material.

Currently, the Company expects to file its year-end 2013 unaudited statutory financial statements with insurance regulators by the February 28, 2014 filing deadline.

Insurance and annuities issued by Phoenix Life Insurance Company, East Greenbush, NY, PHL Variable Insurance Company (PHLVIC),

Hartford, CT and Phoenix Life and Annuity Company (PLAC), Hartford, CT. PHLVIC is not authorized to conduct business in NY and ME.

PLAC is not authorized to conduct business in CA, GA, MA, ME, MN, NH, and NY and not authorized to conduct variable universal life insurance business in ID and LA.

Variable products distributed by 1851 Securities, Inc., One American Row, Hartford, CT, 06102.

FebNotice2014-PLIC

PNX has reported in a Current Report on Form 8-K dated January 17, 2014, that it has preliminarily classified the identified errors that are to be corrected by its restatement into nine major categories. In addition to those categories, there are certain items which primarily relate to the recording of previously identified out-of-period errors that were previously determined not to be material individually or in the aggregate. PNX also disclosed in that Current Report that it is in the process of assessing its disclosure controls and procedures and internal control over financial reporting and expects to report multiple internal weaknesses in its 2012 Form 10-K. The material weaknesses are principally attributable to, and include, the following: (i) insufficient complement of personnel with a level of accounting knowledge resulting in incorrect application of certain elements of GAAP commensurate with PNX’s financial reporting requirement; and (ii) monitoring and review activities that did not operate with a level of precision to prevent or detect material errors in the financial statements. PNX then identified those material weaknesses it expects to report in internal control over financial reporting as of December 31, 2012.

The Company has previously disclosed that it believes it has identified multiple material weaknesses in internal control over financial reporting. The Company is in the process of identifying, qualifying and assessing errors to be corrected in the restatement of its previously issued GAAP financial statements and is in the process of assessing its disclosure controls and procedures and control over financial reporting. The material errors to be corrected by the GAAP restatement of the Company’s financial statements and weaknesses in control over financial reporting expected to be reported may not be the same as those reported by PNX, as they may not be applicable to the Company or material to the Company and there may be material errors corrected and material weaknesses reported that are different than those reported by PNX.

The ongoing restatement process and continued delay in filing updated registration statements with the SEC could result in various regulatory bodies conducting examinations or investigations and/or making other inquiries concerning our compliance with applicable laws and regulations, which may increase our compliance costs and the potential for regulatory investigations or proceedings or other claims. Any existing or future litigation, investigations, proceedings or claims that we are or could become involved in, or become the subject of, could have a material adverse effect on our financial condition, liquidity or financial statements.

Until the Company completes its GAAP restatement and files amendments to registration statements to include updated financial information, it will continue not to issue any new SEC-registered life insurance policies or annuity contracts. But you may continue to make transactions according to the terms of your policy. Of course, as an insurance company issuing regulated investment products, our ability to continue to accept additional premiums and to process certain other investment transaction requests associated with your policy is subject to the authority of and any actions taken by our regulators, as well as the continuation of our agreements with third party vendors who provide vendor generated products essential to your policy.

Litigation Update

a. Cases Brought by Policy Investors

On July 29, 2013 Wilmington Savings Fund Society, FSB, as successor in interest to Christiana Bank & Trust Company and as trustee of 59 unnamed trusts, filed a second amended complaint against the Company and its indirect subsidiary, PHLVIC, in the United States District Court for the District of Delaware (the case was initially brought on June 5, 2012 in its original venue, the Central District of California, and had been transferred to Delaware, by order dated March 28, 2013) (C.A. No. 13-499-RGA). On August 2, 2012, Lima LS PLC, filed a

Insurance and annuities issued by Phoenix Life Insurance Company, East Greenbush, NY, PHL Variable Insurance Company (PHLVIC),

Hartford, CT and Phoenix Life and Annuity Company (PLAC), Hartford, CT. PHLVIC is not authorized to conduct business in NY and ME.

PLAC is not authorized to conduct business in CA, GA, MA, ME, MN, NH, and NY and not authorized to conduct variable universal life insurance business in ID and LA.

Variable products distributed by 1851 Securities, Inc., One American Row, Hartford, CT, 06102.

FebNotice2014-PLIC

complaint against PNX, PHLVIC, the Company, James D. Wehr, Philip K. Polkinghorn, Edward W. Cassidy, Dona D. Young, and other unnamed defendants, in the United States District Court for the District of Connecticut (Case No. CV12-01122). On July 1, 2013, the defendants’ motion to dismiss the complaint was granted in part and denied in part. Thereafter, on July 31, 2013, the plaintiff served an amended complaint against the same defendants, with the exception that Mr. Edward Cassidy was dropped as a defendant.

In both cases, the plaintiffs allege that the Company promoted certain policy sales knowing that the policies would ultimately be owned by investors and then challenging the validity of these policies or denying claims submitted on these policies. Plaintiffs are seeking damages, including punitive and treble damages, attorneys’ fees and a declaratory judgment. PNX has reported that it believes that it has meritorious defenses against the lawsuits and intends to vigorously defend against these claims. The outcome of these litigations and any potential losses are uncertain.

b. Cost of Insurance Cases

By order dated July 12, 2013, two separate classes were certified in an action pending in the United States District Court for the Southern District of New York (C.A. No. 1:11-cv-08405-CM-JCF (U.S. Dist. Ct; S.D.N.Y.)) brought by Martin Fleisher and another plaintiff (the “Fleisher Litigation”), on behalf of themselves and others similarly situated, against the Company. The complaint in the Fleisher Litigation, filed on November 8, 2011, challenges two COI rate adjustments implemented by the Company, which the Company maintains were based on policy language permitting such adjustments. The complaint seeks damages for breach of contract. The classes certified in the court’s July 12, 2013 order are limited to holders of the Company’s policies issued in New York and subject to New York law.

The Company’s subsidiary, PHLVIC, has been named as a defendant in four actions challenging its COI rate adjustments implemented concurrently with the Company adjustments. These four cases, which are not styled as class actions, have been brought against the Company by (1) Tiger Capital LLC (C.A. No. 1:12-cv- 02939-CM-JCF; U.S. Dist. Ct; S.D.N.Y., complaint filed on March 14, 2012; the “Tiger Capital Litigation”) and (2-4) U.S. Bank National Association, as securities intermediary for Lima Acquisition LP ((2: C.A. No. 1:12-cv-06811-CM-JCF; U.S. Dist. Ct; S.D.N.Y., complaint filed on November 16, 2011; 3: C.A. No. 1:13-cv-01580-CM-JCF; U.S. Dist. Ct; S.D.N.Y., complaint filed March 8, 2013; collectively, the “U.S. Bank N.Y. Litigations”)); and 4: C.A. No. 1:13-cv-00368-GMS; U.S. Dist. Ct; D. Del., complaint filed on March 6, 2013; the “Delaware Litigation”). The Tiger Capital Litigation and the two U.S. Bank N.Y. Litigations have been assigned to the same judge as the Fleisher Litigation, and discovery in these four actions is being coordinated by the court; the Delaware Litigation is proceeding separately. The plaintiffs seek damages and attorneys’ fees for breach of contract and other common law and statutory claims.

Complaints to state insurance departments regarding PHLVIC’s COI rate adjustments have also prompted regulatory inquiries or investigations in several states, with two of such states (California and Wisconsin) issuing letters directing PHLVIC to take remedial action in response to complaints by a single policyholder. PHLVIC disagrees with both states’ positions, and, on April 30, 2013, Wisconsin commenced an administrative hearing to obtain a formal ruling on its position, which is pending (OCI Case No. 13-C35362),

Insurance and annuities issued by Phoenix Life Insurance Company, East Greenbush, NY, PHL Variable Insurance Company (PHLVIC),

Hartford, CT and Phoenix Life and Annuity Company (PLAC), Hartford, CT. PHLVIC is not authorized to conduct business in NY and ME.

PLAC is not authorized to conduct business in CA, GA, MA, ME, MN, NH, and NY and not authorized to conduct variable universal life insurance business in ID and LA.

Variable products distributed by 1851 Securities, Inc., One American Row, Hartford, CT, 06102.

FebNotice2014-PLIC

PNX has reported that it believes that it has meritorious defenses against all of these lawsuits and regulatory directives and intends to vigorously defend against them. The outcome of these matters is uncertain and any potential losses cannot be reasonably estimated.

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This notice should be retained for future reference. If you have any questions, please contact us at 1-800-541-0171.

This notice has not been audited by the independent auditors.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements of the Company with respect to the anticipated future performance of the Company and its products. These forward-looking statements include statements relating to, or representing management’s beliefs about, our future transactions, strategies, operations and financial results, including, without limitation, our expectation to provide information within anticipated timeframes and potential penalties that may result from failure to file statutory financial statements with state insurance regulators. Such forward-looking statements often contain words such as “will,” “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “is targeting,” “may,” “should” and other similar words or expressions. Forward-looking statements are made based upon management’s current expectations and beliefs and are not guarantees of future performance. Our ability to provide updated information about the restatement in the anticipated timeframe, complete our financial statement restatement and resume providing financial information in a timely manner is subject to a number of contingencies, including but not limited to, whether we continue to identify errors in our financial statements, whether existing systems and processes can be timely updated, supplemented or replaced, and the complexity of, and periods covered by, the restatement. The inclusion of forward-looking statements should not be regarded as a representation by the Company, or any other person, that any future performance will be achieved by the Company. You are cautioned not to place undue reliance on such forward-looking statements. Our actual business, financial condition or results of operations may differ materially from those suggested by forward-looking statements as a result of risks and uncertainties which include, among others, those risks and uncertainties described in this document and our product registration statements as amended and supplemented from time to time. You are urged to carefully consider all such factors. We do not undertake or plan to update or revise forward-looking statements to reflect actual results, changes in plans, assumptions, estimates or projections, or other circumstances occurring after the date of this document, even if such results, changes or circumstances make it clear that any forward-looking information will not be realized. If we make any future public statements or disclosures which modify or impact any of the forward-looking statements contained in or accompanying this document, such statements or disclosures will be deemed to modify or supersede such statements in this document.

Insurance and annuities issued by Phoenix Life Insurance Company, East Greenbush, NY, PHL Variable Insurance Company (PHLVIC),

Hartford, CT and Phoenix Life and Annuity Company (PLAC), Hartford, CT. PHLVIC is not authorized to conduct business in NY and ME.

PLAC is not authorized to conduct business in CA, GA, MA, ME, MN, NH, and NY and not authorized to conduct variable universal life insurance business in ID and LA.

Variable products distributed by 1851 Securities, Inc., One American Row, Hartford, CT, 06102.

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